Exhibit 99.3

CONSENT OF RICHARD YANCEY

The undersigned hereby consents to the use of the information contained in the Management’s Discussion and Analysis of Gold Standard Ventures Corp. for the three months ended March 31, 2022 which is represented as having been reviewed and approved by the undersigned, and to the references, as applicable, to the undersigned's name, and to the incorporation by reference of such information in the Registration Statement on Form F-10 of Gold Standard Ventures Corp. (File No. 333-248661) and Registration Statement on Form S-8 (File No. 333-225533).

_____________
Richard Yancey

May 6, 2022